Exhibit 99.1

ENTRÉE GOLD ANNOUNCES CHANGE IN MANAGEMENT

Vancouver, B.C., March 03, 2016 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") announces that its Chief Financial Officer, Bruce Colwill, has provided notice that effective March 22, 2016, he will be leaving his position to pursue another business opportunity. Entrée has initiated a search for Mr. Colwill's successor and will announce the new incumbent in due course.  Mr. Colwill will continue to assist the Company during the transition period as a consultant.

Stephen Scott, CEO said, "As CFO, Bruce has provided our Company with professional financial leadership and has made a very valuable contribution as a member of our management team. We appreciate his efforts during his time at Entrée and wish him well as he embarks on this next stage in his career."

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 15%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com